SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: March 27, 2020

List of materials

Documents attached hereto:

i) Press release: Statement Regarding the Impact of the Spread of the Novel Coronavirus Disease 2019 (COVID-19)

March 27, 2020
Sony Corporation

Sony Corporation Issues Statement Regarding the Impact of
the Spread of the Coronavirus Disease 2019 (COVID-19)

Sony Corporation made the above announcement on March 27, 2020. For details, please see the attached press release.

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 20-023E March 27, 2020

Statement Regarding the Impact of the Spread of the Novel Coronavirus Disease 2019 (COVID-19)

Sony extends its condolences to the families of those who have passed away as a result of the novel coronavirus disease 2019 (COVID-19) )(”COVID-19”), and extends its sympathies to all those who have been infected. The Sony Group is primarily focused on ensuring the safety of its employees and their families, as well as its customers and other stakeholders, in addition to preventing the further spread of the virus. Sony is also striving to answer the needs of society and its customers to the best of its ability, and to minimize the impact of the virus on its business. To accomplish these objectives, Sony is working to gather information and swiftly carry out the necessary actions.

The following is a statement regarding the current impact of the spread of COVID-19 on the Sony Group.

1. Conditions at Sony’s Offices
•
In accordance with mandates from national and local governments, Sony has closed a portion of its offices, mainly in Europe and the U.S., where employees are now working from home. Additionally, at Sony’s offices in Japan and other areas, employees must work from home, excluding a small number of essential employees.

•
Sony has four manufacturing plants located in China (two in Shanghai, one in Wuxi, Jiangsu, and one in Huizhou, Guangdong). All of these plants were shut down in accordance with government mandates, from the beginning of the spring holidays on January 24, 2020, until February 9. From February 10, all four plants have re-started operations in increments. Supply chain issues remain, but operations are returning to the level they were before the spread of the virus.

•	In accordance with a mandate by the local government, Sony has shut down both of its manufacturing plants in Malaysia (Kuala Lumpur and Penang) for the period between March 18 and April 14 (planned).
•	Sony has also shut down its manufacturing plant in the U.K. (Wales) for the period between March 26 and April 20 (planned) in accordance with a mandate from the local government.
•
Business has been impacted by factors such as restrictions on movement of people across national borders, making it difficult for Sony to send engineers to manufacturing hubs such as China and countries in Southeast Asia for the purpose of helping with new product launches or giving instructions on manufacturing.

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2. Impact on Sony’s Businesses
Currently, the key impacts on each of Sony’s businesses are as follows.

Game & Network Services Segment
•	Sony estimates that there will be no material impact on this business for the current fiscal year.
•
Although no issues have emerged so far, Sony is carefully monitoring the risk of delays in production schedules for game software titles at both its first-party studios and partner studios, primarily in Europe and the U.S.

Music Segment
•	Especially outside of Japan the business has started to be affected by delays in new music releases, interruptions in supply chains for CDs and other physical music media, and a decrease in music licensing resulting from both lower advertising activity and delays in production for motion pictures and television productions. Concerts and other live events around the world are being cancelled or postponed, including all Sony-sponsored performances and events in Japan.

Pictures Segment
•
The motion pictures business as a whole is being affected by shutdowns of movie theaters around the world and various restrictions on people’s movement, leading to circumstances including early termination of theatrical runs and delays in release dates.

•	Additionally, in alignment with the entire industry, Sony has temporarily shut down all of its film and television production, resulting in future changes in theatrical release dates for some titles.

Electronics Products & Solutions Segment
•
In addition to the shutdown of Sony’s manufacturing plants in Malaysia, the flow of resources from suppliers in Asia has become unstable, having a wide-ranging impact on the manufacturing of goods in this segment.

•	Sales of Sony’s products are also being affected by lockdowns around the world and retailer closings.

Imaging & Sensing Solutions Segment
•
At this time, there has been no material impact on the production of CMOS image sensors, including any impact on the procurement of materials. However, Sony’s primary customers in this segment are smartphone makers who rely on supply chains in China, and although recovery in these supply chains has led to sales gradually returning to normal levels, there is a risk that going forward sales could be impacted by a slowdown in the smartphone market.

Financial Services Segment
•
There has been no material impact on the business at this time. However, it is possible that, as has occurred in the past, fluctuations in the financial market could impact the financial results of this segment.

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3. Impact on Sony’s Consolidated Financial Results
In Sony’s Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2020 announced on February 4, 2020, Sony upwardly revised its consolidated results forecast for the fiscal year, but explained at the Earnings Announcement held on the same day that the impact of the spread of infection from COVID-19 was not included in that forecast, and stated that depending on how the situation evolved, that impact could be large enough to eliminate the entire amount of the upward revision. Sony is continuing to evaluate the impact on its financial results for the fiscal year ending March 31, 2020, but currently expects that the scale of the impact will be in line with the above statement. Sony expects that its consolidated financial results will continue to be impacted by the spread of infection from COVID-19 in the fiscal year ending March 31, 2021, which begins in April this year.

Sony plans to announce its consolidated financial results for the fiscal year ending March 31, 2020 on April 30, 2020. However, it is possible that the spread of COVID-19 could lead to delays in account closing procedures and other operations, making it difficult for Sony to proceed with this announcement as planned.

This press release discusses the key impacts of the spread of COVID-19 on the Sony Group based on Sony’s current knowledge. Any possible future impact is not limited to the scope of the information contained in this release. Going forward, Sony will announce any material updates in a timely manner.

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Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic diseases or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings

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